Exhibit 99.1

Ultrapetrol (Bahamas) Ltd. Announces Commencement of Consent Solicitation

NASSAU, Bahamas, Nov. 30, 2016 ‑‑ Ultrapetrol (Bahamas) Limited (OTCQB:ULTR) (the "Company") announced that it and certain of its subsidiaries have mailed a solicitation seeking consent from certain of its creditors for a pre-packaged plan of reorganization (the "Plan") in connection with the Company's ongoing restructuring.  A complete copy of the disclosure statement (which includes as exhibits the Plan, certain agreements and public filings of the Company as well as a liquidation analysis and certain required financial projections) and the ballots mailed in the consent solicitation have been filed as Exhibit 99.2 to the Company's Current Report on Form 6-K filed with the Securities and Exchange Commission on November 30, 2016.

The following summary of the disclosure statement and the Plan is a summary only and does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the disclosure statement and the Plan.

The Plan is the result of nearly a year of discussions followed by extensive and vigorous negotiations between the Company and its secured creditors. The culmination of these negotiations is the Restructuring Support Agreement, entered into on November 18, 2016 by the Company and holders (the "Majority Supporting Noteholders") of excess of 84% of the Company's outstanding 8.875% First Preferred Ship Mortgage Notes Due 2021 (the "2021 Notes") and with International Finance Corporation ("IFC") and The OPEC Fund for International Development ("OFID"), which hold all of the indebtedness under the loan agreements between certain subsidiaries of the Company and IFC and OFID (the "IFC-OFID Loan Agreements").  The Restructuring Support Agreement is set forth in Exhibit 3 to the Plan.  The Plan provides for the restructuring transactions of the Company's River Business and Ocean Business agreed to by the parties in the Restructuring Support Agreement.  The Plan also contemplates certain out-of-court restructuring transactions relating to the Company's Offshore Business in the event the Company's ongoing discussions with the lenders to the Company's Offshore Business (the "Offshore Lenders") result in agreement on the restructuring of the debt of the Company's  Offshore Business (the "Offshore Lender Agreement") prior to the voting deadline set forth in the Plan (the "Voting Deadline").
The Plan is supported by the Majority Supporting Noteholders representing 84.26% of the  obligations of the Company and its subsidiaries under the 2021 Notes and IFC and OFID representing all of the obligations of the Company and its subsidiaries under the IFC-OFID Loans.
In the event the Company and the offshore lenders agree on the offshore lender agreement prior to the Voting Deadline, the Company intends to seek confirmation of the Parent-Included Plan, which contemplates certain out-of-court offshore business restructuring transactions as well as the River and Ocean Business restructuring transactions to be effected pursuant to the Plan:

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Under the Parent-Included Plan, pursuant to the Investment Agreement, which is set forth in Exhibit 2 to the Plan, (i) Sparrow River Investments Ltd. ("New Holdco 1"), an affiliate of Sparrow Capital Investments Ltd. and Sparrow C1 Sub Ltd. (together, "Sparrow"), will acquire the River Business (free and clear of any and all claims, interests, liens and encumbrances), including 100% of the new common stock of Princely International Finance Corp., Massena Port S.A., UP River Terminals (Panama) S.A., UPB (Panama) Inc., and UP River (Holdings) Ltd. (the "New River Business Holding Company Common Stock") to be issued pursuant to the Plan, in exchange for cash consideration in the amount of $73.0 million, which will be used to fund distributions to creditors and (ii) Sparrow Offshore Investments Ltd. ("New Holdco 2"), an affiliate of Sparrow, will acquire the Offshore Business, including 100% of the equity of UP Offshore (Bahamas) Ltd., a non-debtor under the Plan, in exchange for cash consideration in the amount of $2.5 million.  Pursuant to the Plan, the assets and liabilities of the Plan Debtors (as defined in the Plan) will be substantively consolidated solely for plan purposes, including voting and distributions.  Each 2021 Noteholder will receive (a) its pro rata share of the portion of the $73.0 million contribution allocated to the 2021 Noteholders plus (b) its pro rata share of the Ocean Business Consideration, which shall mean (1) the net proceeds from the sale of the Ocean Business (if the sale is consummated prior to the effective date of the Plan (the "Effective Date")), subject to adjustment, or (2) if the sale is not consummated prior to the Effective Date, upon request by the 2021 Noteholders holding in aggregate at least 90% of the aggregate principal amount of the 2021 Notes held by all supporting Noteholders (the "Supermajority Supporting Noteholders") (which request shall be made by the earlier of February 28, 2017 and ten calendar days prior to the Effective Date the earlier of such date, the "Ocean Business Election Deadline") the equity interests in an entity that will own the equity interests in the Ocean Business, or (3) if the sale is not consummated prior to the Effective Date and the Supermajority Supporting Noteholders have not made the request described in clause (2) above or notified the Company prior to the Ocean Business Election Deadline that they will not be electing to receive the equity interests in the Ocean Business, $3 million less (x) the aggregate amount spent, with the consent of the Majority Supporting Noteholders, on capital expenditures made outside the ordinary course of business with respect to the Ocean Business after execution of the Restructuring Support Agreement and (y) the True-Up Amount.  If the Ocean Business has not been sold prior to the Effective Date and the Supermajority Supporting Noteholders have not made an election to receive the equity interests in the Ocean Business, the Ocean Business shall be deemed to be part of the River Business Acquired by New Holdco 1. Each holder of an IFC-OFID Loan Claim will receive (a) its pro rata share of the portion of the $73.0 million contribution allocated to the IFC-OFID Loan Claims, (b) its pro rata share of the cash maintained in the Debt Service Reserve Accounts (including any interest accrued as a result of cash held in deposit-bearing accounts through the Effective Date), and (c) its pro rata share of cash representing the True-Up Amount, which is an adjustment based on a variety of factors as set forth in the Restructuring Support Agreement.  The certain guarantees by the Company will be cancelled and the holders of Offshore Lender Parent Claims will receive consideration from a non-debtor affiliate pursuant to the Offshore Lender Agreement.  Administrative claims, priority tax claims, and other priority claims as set forth in the Plan will be paid in full.  All Other Secured Claims and General Unsecured Claims (as defined in the Plan) will be unimpaired.  All intercompany claims between River Business Debtors will be unimpaired by the Plan, subject to the rights of the reorganized debtors to modify or terminate such claims, and all other intercompany claims will be eliminated, cancelled, waived, and discharged.  Existing equity interests in Princely International Finance Corp., Massena Port S.A., UP River Terminals (Panama) S.A., UPB (Panama) Inc., and UP River (Holdings) Ltd. (the "River Business Holding Company Debtors") will be cancelled and discharged.  The equity interests in River Business debtors (other than the River Business Holding Company Debtors) will be reinstated and rendered unimpaired. The equity interests in the Company will be reinstated and rendered unimpaired and the Company will continue to engage in business to the extent necessary to wind up its affairs, subject to the board of directors of the Company, acting in accordance with and as required by Bahamas law, foregoing such liquidation in the event it determines that the attendant costs outweigh the benefits of maintaining the corporate existence of the Company or if such liquidation is prohibited or not possible under applicable Bahamas law. SUBJECT TO SUCH A DETERMINATION BY THE BOARD OF DIRECTORS, UNDER THE PARENT-INCLUDED PLAN, THE COMPANY WOULD BE DISSOLVED SHORTLY AFTER THE EFFECTIVE DATE.

In the event the Company and the offshore lenders do not enter into the Offshore Lender Agreement prior to the Voting Deadline, the Company intends to seek confirmation of the Parent-Excluded Plan, which provides for the River and Ocean Business restructuring transactions only:
Under the Parent-Excluded Plan, the Company will not be included as a plan debtor under the Plan.  Pursuant to the Investment Agreement, New Holdco 1 will acquire the River Business (free and clear of any and all claims, interests, liens and encumbrances).  In exchange for the payment of cash consideration in the amount of $73.0 million, (i) New Holdco 1 will receive 100% of the New River Business Holding Company Common Stock to be issued pursuant to the Plan and (ii) Princely International Finance Corp (as designee of New Holdco 1) will receive 100% of the new common stock of Corporacion de Navegacion Mundial S.A. (the "New Cornamusa Common Stock") to be issued pursuant to the Plan.  Pursuant to the Plan, the assets and liabilities of the Plan Debtors (other than Corporacion de Navegacion Mundial S.A. ("Cornamusa")) will be substantively consolidated solely for plan purposes, including voting and distributions.  Each 2021 Noteholder will receive (a) its pro rata share of the portion of the $73.0 million contribution allocated to the 2021 Noteholders plus (b) its pro rata share of the Ocean Business Consideration (subject to the True-Up Amount).  If the Ocean Business has not been sold prior to the Effective Date and the Supermajority Supporting Noteholders have not made an election to receive the equity interests in the Ocean Business, the Ocean Business shall be deemed to be part of the River Business Acquired by New Holdco 1.  Each holder of an IFC-OFID Loan Claim will receive (a) its pro rata share of the portion of the $73.0 million contribution allocated to the IFC-OFID Loan Claims, (b) its pro rata share of the cash maintained in the Debt Service Reserve Accounts (including any interest accrued as a result of such cash held in deposit-bearing accounts through the Effective Date), and (c) its pro rata share of cash representing the True-Up Amount.  Administrative and priority claims will be paid in full.  All Other Secured Claims will be unimpaired.  Holders of General Unsecured Claims against Cornamusa will receive cash distribution in an amount equal to 1.2% of the allowed amounts of such Claims and General Unsecured Claims against the consolidated debtors will be unimpaired.  All intercompany claims between the River Business Debtors will be unimpaired by the Plan, subject to the rights of the Reorganized Debtors to modify or terminate such claims, and all other intercompany claims will be eliminated, cancelled, waived, and discharged.  Equity interests in River Business Holding Company Debtors and Cornamusa will be cancelled and extinguished, and the equity interests in the River Business Debtors (other than the River Business Holding Company Debtors and Cornamusa) will be reinstated and rendered unimpaired.
The Company believes that the proposed restructuring under the Plan is favorable to all stakeholders because it achieves a substantial deleveraging of the Company's balance sheet through consensus with the overwhelming majority of the Company's creditors and eliminates potential deterioration of value – and disruptions to worldwide operations – that could otherwise result from a protracted and contentious bankruptcy case or cases.  The satisfaction of the 2021 Notes and obligations under the IFC-OFID Loan Agreements through the Plan will generate a significant increase in the Company's cash flow on an annual basis.  The significant support obtained by the Company pursuant to the Restructuring Support Agreement provides a fair and reasonable path for an expeditious consummation of the Plan and the preservation of the Company's ordinary course of business.
In addition to seeking consent for the Plan, the Company is seeking consent of its shareholders with respect to sale transactions to take place in connection with the Plan. Because the equity interests of the existing shareholders of the Company are not impaired under the Plan, the existing shareholders of the Company are not asked to vote on the Plan.  However, if the restructuring cases are commenced and the Plan is confirmed, the provisions of the Plan will result in the sale of the River Business and the Ocean Business and, in the event of the Parent-Included Plan, the Offshore Business.  Section 80 of the International Business Companies Act, 2000 of The Bahamas (the "IBCA") under which the Company is incorporated, provides that any sale, transfer, exchange, or disposition of more than 50 percent, by value of assets of the company, if not made in the ordinary course of business (such sale, transfer, exchange or disposition, a "Substantial Sale"), must be approved by the company's board of directors and submitted to the shareholders of such company for approval.  A resolution of shareholders to approve a Substantial Sale may be made at a duly constituted meeting of the shareholders or in writing.  The Eighth Amended and Restated Articles of Association of the Company (the "Articles") provide that any resolution consented to in writing must be consented to by a simple majority of the shareholders entitled to vote thereon, and that the Sale Transaction (as defined below) must be approved by a majority of the disinterested directors of the Company.
Under the Plan, the following transactions (the "Sale Transaction") will take place:  (A) under the Parent-Included Plan, (i) New Holdco 1 will receive 100% of shares of New River Business Holding Company Common Stock, (ii) Parent will sell and transfer to New Holdco 2 100% of the equity interest in Offshore Business Holding Company, and (iii) the Equity Interest in the Ocean Business will be transferred to an entity designated by the 2021 Noteholders or will be deemed to be part of the River Business acquired by New Holdco; and (B) under the Parent-Excluded Plan, (i) New Holdco 1 will receive 100% of the shares of New River Business Holding Company Common Stock, (ii) Princely International Finance Corp (as designee of New Holdco 1) will receive 100% of the shares of New Cornamusa Common Stock, and (iii) the Equity Interest in the Ocean Business will be transferred to an entity designated by the 2021 Noteholders or will be deemed to be part of the River Business acquired by New Holdco.  The Sale Transaction may be deemed to be the type of transaction that constitutes a Substantial Sale.  All of the disinterested directors of the Company, as required by the Articles, and the full Board of Directors approved the Plan and the Sale Transaction.  The Company mailed to its shareholders of record as of November 28, 2016, the solicitation for shareholders to vote on a resolution to approve the Sale Transaction contemplated by the Plan in writing (the "Written Resolution").  The Written Resolution and the accompanying Disclosure Statement mailed to shareholders have been filed as Exhibit 99.3 to the Company's Current Report on Form 6-K filed with the Securities and Exchange Commission on November 30, 2016.
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